SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-31400

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CACI $MART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CACI International Inc, 1100 North Glebe Road, Arlington, Virginia 22201

CACI $MART Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors

CACI International Inc

We have audited the accompanying statements of net assets available for benefits of CACI $MART Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CACI $MART Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2014, and reportable transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of CACI $MART Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 23, 2015

CACI $MART Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2014	2013
Assets
Investments, at fair value	$1,178,025	$1,113,080
Receivables:
Contributions receivable—employer	4,674	11,303
Contributions receivable—participants	3,915	3,955
Notes receivable—participants	18,048	17,526

Total receivables	26,637	32,784

Net assets reflecting all investments at fair value	1,204,662	1,145,864
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,169)	(1,159)

Net assets available for benefits	$1,203,493	$1,144,705

See accompanying notes.

CACI $MART Plan

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	For the Years Ended December 31,
	2014	2013
Additions
Investment income:
Interest and dividends	$20,645	$12,315
Net appreciation in fair value of investments	69,102	204,651

Total investment income	89,747	216,966
Interest income on notes receivable from participants	734	677
Contributions:
Participant	85,473	92,211
Employer	21,404	23,858
Rollover	12,768	13,595

Total contributions	119,645	129,664

Total additions	210,126	347,307

Deductions
Benefits paid to participants	150,404	130,502
Administrative expenses	934	828

Total deductions	151,338	131,330

Net increase	58,788	215,977
Net assets available for benefits:
Beginning of year	1,144,705	928,728

End of year	$1,203,493	$1,144,705

See accompanying notes.

CACI $MART Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan

The following description of the CACI $MART Plan (the Plan), which is sponsored and administered by CACI International Inc (the Company or Plan Sponsor), provides only general information about various terms, conditions and features of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has both a 401(k) and a profit-sharing feature. Company matching 401(k) and any profit-sharing contributions are made at the discretion of the Plan Sponsor. All contributions to the Plan are maintained in a trust fund consisting of separate accounts identifiable by individual participant.

Eligibility

In general, employees of the Plan Sponsor and its participating subsidiaries who are U.S. citizens or residents, regardless of age, are eligible to participate.

Contributions

Thirty days after the Plan Sponsor provides the recordkeeper the initial participant data, eligible employees are automatically enrolled in the Plan and, unless they otherwise elect, 3% of their compensation is deferred and contributed to the Plan. At each July 1st subsequent to their anniversary date, the contribution increases by 1% up to 10%, unless otherwise elected by the employee.

Participants can elect to contribute up to 75% of their annual compensation in any combination of before-tax and after-tax (Roth) contributions subject to the Internal Revenue Service (IRS) maximum. Participants who are age 50 and older by each Plan year-end date have the opportunity to defer an additional amount up to the annual catch-up contribution limits as outlined under the Economic Growth and Tax Relief Reconciliation Act of 2001.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Participants may also contribute amounts representing distributions or transfers from other qualified defined benefit plans or defined contribution plans.

The Company makes matching contributions to eligible employees in an amount equal to 50% of the first 6% of pre-tax compensation deferred by eligible participants, subject to federal limits. Participants must be employed on the last day of the Plan year to be eligible for matching contributions. In addition, certain employees are not eligible for matching contributions.

The Company also may elect to make annual discretionary profit-sharing contributions for all participants based on annual financial results. There were no discretionary profit-sharing contributions during the years ended December 31, 2014 and 2013.

Vesting

All participants vest immediately in their salary deferral contributions and the investment earnings thereon, and vest in the Company matching and discretionary profit-sharing contributions, and the investment earnings thereon, based on years of continuous service. Effective January 1, 2004, the Plan was amended whereby participants become 100% vested in Company matching and profit-sharing contributions after three years of continuous service.

Participant Accounts

The Plan establishes and maintains a separate account in the name of each individual participant. Participant accounts are credited with participant salary deferral contributions, Company matching contributions, and allocations of (1) any discretionary profit-sharing contributions and (2) Plan investment earnings. Participant accounts are reduced by an allocation of Plan administrative expenses. Allocation of profit sharing contributions are based on participants’ annual compensation, and allocations of Plan investment earnings are based on participant account balances.

The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investments

Participants direct the investment of their contributions, and Plan Sponsor contributions, into any of the investment options offered by the Plan, and may change their investment options daily.

Plan Administration

The Company is responsible for the overall administration of the Plan. T. Rowe Price Trust Company serves as trustee and custodian of the Plan, and T. Rowe Price Retirement Plan Services, Inc. provides investment management and recordkeeping services. As provided by the Plan document, administrative expenses of the Plan may be funded by the Plan or paid by the Plan Sponsor. Origination fees for loans made to participants are funded by individual account assets of the participant originating the loan.

During each of the years ended December 31, 2014 and 2013, the Plan funded administrative expenses of $0.9 million and $0.8 million, respectively. The Plan Sponsor paid all other administrative expenses.

Participant Loans

The Plan allows participants to borrow against their vested account balances. The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested balance of the participant’s account or $50,000, reduced by the highest outstanding balance of any loan during the preceding 12 months. Participants are permitted to have only one loan outstanding at a time.

Loan terms may be up to five years unless the borrowings are made to finance the purchase of a primary residence, in which case the term of the loan may be over a reasonable period of time that may exceed five years. Payments of interest and outstanding principal are made primarily through automatic payroll deductions.

Interest is charged over the term of the loan at the prime rate plus 1%, based on the rate on the last business day of the month prior to the month in which the loan is made. Outstanding loan balances are secured by vested participant account balances.

If a participant terminates employment with the Company, they may repay their loan in full prior to initiating a distribution. If the loan is not repaid after 90 days, the participant’s distribution will be reduced by the amount of the outstanding loan.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Retirement and Disability Benefits or Termination of Employment

Upon a participant’s retirement, disability, or termination for other reasons, the normal form of benefit for all participants, other than those whose pension account merged into the Plan in 1997, is a lump sum cash payment. For pension accounts that were merged into the Plan in 1997, the normal form of benefit is a joint and survivor annuity for a married participant or a single life annuity for a single participant. Alternative forms of distribution for this group include lump sum or installment cash payments or the purchase of a different form of annuity. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after their date of termination. Outstanding loan balances that have been applied against these distributions are reported as benefits paid to participants in the accompanying financial statements.

Death Benefits

Upon death, a participant’s designated beneficiary will receive a benefit distribution during the same period over which the participant would have received his or her benefit.

In-Service and Hardship Withdrawals

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants experiencing a severe financial hardship, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the Plan Sponsor to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The T. Rowe Price Stable Value Fund (Stable Value Fund), which is a common collective trust, invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant Benefits

Benefit payments made to participants or transferred to another qualified plan at the direction of participants are recorded when paid.

Contributions

Participant contributions are allocated to participant accounts when the Company remits payroll deductions from eligible Plan participants. Employer contributions are recognized in the period in which they become obligations of the Company. As of December 31, 2014, the Plan received $18.1 million of employer contributions that were allocated to participant accounts in January 2015 based on the matching contribution formula defined by the Plan.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Company matching contributions were reduced by $3.0 million and $4.3 million during the years ended December 31, 2014 and 2013, respectively, by the offset of available forfeited balances. At December 31, 2014 and 2013, forfeited non-vested account balances available to offset Company contributions totaled $2.8 million and $3.7 million, respectively.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risk and Uncertainties

The Plan provides for a number of investment options, primarily in stock and mutual funds and common trust funds with varying investment objectives and underlying security instruments including fixed income and equity securities. These investment securities are exposed to various risks including interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks could materially affect participants, account balances and the amounts reported in the accompanying financial statements.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Accounting Standards Issued but Not Yet Adopted

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-07 “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also eliminates certain disclosures for investments measured at fair value using the net asset value per share practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015 and requires retrospective presentation. This ASU will not affect the Plan’s financial statements but will result in changes to footnote disclosures.

3. Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan follows a fair value hierarchy to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 1 – quoted prices in active markets for identical assets or liabilities. This category includes mutual funds, active exchange-traded funds, and equity securities.

Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. This category includes common trust funds, including the Stable Value Fund.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Plan had no Level 3 investments during 2014 or 2013.

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above) (in thousands):

		Fair Value at December 31,
	Hierarchy	2014	2013
Mutual funds:
Bond funds	Level 1	$49,088	$49,650
Stock funds	Level 1	277,796	229,989

Total mutual funds		326,884	279,639
Common trust funds	Level 2	732,468	713,592
Participant-directed brokerage accounts:
Common stocks	Level 1	1,416	1,365
Mutual funds	Level 1	996	988
Other equity investments	Level 1	31	103

Total participant-directed brokerage accounts		2,443	2,456
Company stock	Level 1	35,615	34,474
Stable value fund	Level 2	80,615	82,919

Total investments measured at fair value		$1,178,025	$1,113,080

The Plan did not have any transfers between levels during the years ended December 31, 2014 and 2013.

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Mutual funds – Mutual fund investments are valued using quoted market prices listed on nationally recognized securities exchanges.

Company stock – The value of the Plan’s investment in CACI International Inc common stock is based on the closing market price of the Company’s common stock on the last business day of the Plan year.

Participant-directed brokerage accounts – Participant-directed brokerage accounts (Tradelink Investments) are valued using quoted market prices listed on nationally recognized securities exchanges. The participant-directed brokerage accounts allow Plan participants to invest in a wide range of investments that are not available through the Plan’s core investment options, including various publicly-traded securities and exchange-listed closed-end funds, as well as certain open-end mutual funds. These additional investments offer a spectrum of strategies and objectives beyond those available in the core investments of the Plan. Tradelink Investments are administered by Pershing LLC, a subservice organization to T. Rowe Price Retirement Plan Services, Inc.

Common trust funds – Common trust funds, other than the Stable Value Fund, are valued based on the net asset value reported by the trust manager as of the financial statement dates, which may reflect recent transaction prices, evaluations based on pricing services or other observable input. The common trust funds are issued by T. Rowe Price and hold investments in accordance with stated objectives. These common trust funds include:

•	T. Rowe Price Retirement Active Trusts, which seek to emphasize potential capital appreciation during the early phases of retirement asset accumulation, balance the need for appreciation with the need for income as retirement approaches, and focus more on income and principal stability during retirement;

•	T. Rowe Price Blue Chip Growth Trust, which focuses on “blue chip” companies with leading market positions, seasoned management teams, strong financial conditions, and above-average growth and profitability;

•	T. Rowe Price International Growth Equity Trust D, which seeks long-term growth of capital through common stock of established, non-U.S. companies;

•	T. Rowe Price US Small-Cap Core Equity Trust D, which seeks long-term capital growth by investing primarily in the stocks of small companies;

CACI $MART Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

•	T. Rowe Price US Value Equity Trust D, which seeks long-term capital appreciation and, secondarily, income by investing primarily in common stocks believed to be undervalued.

Under the trusts’ governing documents, the trustee may require 90 days’ prior written notice before units can be redeemed or withdrawn.

Stable value fund – The Stable Value Fund (SVF) is a common collective trust. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the SVF. The fair value differs from the contract value. As described in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan expenses.

The Stable Value Fund seeks maximum current income while maintaining stability of principal. This fund is primarily invested in guaranteed investment contracts (GICs), bank investment contracts (BICs), synthetic investment contracts (SICs), and separate account contracts (SACs). GICs, BICs, SICs, and SACs are types of investment contracts that are designed to provide principal stability and a competitive yield. Participant-directed redemptions have no restrictions. The SVF requires a reasonable amount of time to liquidate the Plan’s share in the fund.

CACI $MART Plan

Notes to Financial Statements (continued)

4. Investments

Investments that represent 5% or more of the Plan’s net assets as of December 31, 2014 and 2013 are as follows (in thousands):

2014
T. Rowe Price Retirement 2030 Active Trust B	$97,593
T. Rowe Price Retirement 2025 Active Trust B	82,749
T. Rowe Price Stable Value Common Trust Fund (stated at contract value)*	79,446
T. Rowe Price Retirement 2040 Active Trust B	78,258
T. Rowe Price Blue Chip Growth Trust T1	75,076
T. Rowe Price Health Sciences Fund	74,421
T. Rowe Price Retirement 2020 Active Trust B	72,160
T. Rowe Price Retirement 2035 Active Trust B	68,061

2013
T. Rowe Price Retirement 2030 Active Trust A	$90,978
T. Rowe Price Stable Value Common Trust Fund (stated at contract value)*	81,760
T. Rowe Price Retirement 2025 Active Trust A	76,587
T. Rowe Price Retirement 2040 Active Trust A	75,416
T. Rowe Price Blue Chip Growth Trust T1	74,908
T. Rowe Price Retirement 2020 Active Trust A	72,271
T. Rowe Price Retirement 2035 Active Trust A	62,321
T. Rowe Price Health Sciences Fund	58,653

*	The fair value of the stable value fund as of December 31, 2014 and 2013 was $80.6 million and $82.9 million, respectively.

CACI $MART Plan

Notes to Financial Statements (continued)

4. Investments (continued)

During 2014 and 2013, the Plan’s investments, including investments bought and sold, as well as held during each year, appreciated (depreciated) in fair value as follows (in thousands):

	2014	2013
Mutual funds and participant-directed brokerage accounts	$18,479	$97,469
Common trust funds (other than the Stable Value Fund)	45,106	97,953
Stable Value Fund	5	—
CACI International Inc Common Stock	5,512	9,229

	$69,102	$204,651

5. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants would become 100% vested in all Plan Sponsor contributions made or due upon the date of termination, and the Trustee would either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 30, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan administrator has indicated it will take the necessary steps if any, to maintain the Plan’s compliance with the Code.

Accounting principles generally accepted in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be

CACI $MART Plan

Notes to Financial Statements (continued)

6. Tax Status (continued)

sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to December 31, 2011.

7. Related Party Transactions

Certain Plan investments are managed by, and certain administrative and record-keeping services are provided by, T. Rowe Price Retirement Plan Services, Inc. Also, T. Rowe Price Trust Company serves as trustee of the Plan. Mercer Investment Consulting, Inc. & Mercer (US) Inc. provide investment and monitoring services for the Plan. These affiliated companies qualify as parties-in-interest to the Plan in regard to transactions involving Plan assets, and therefore the management and other fees earned by these companies are done so through transactions to which statutory exemptions apply. The Plan also invests in the common stock of the Company.

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on the IRS Form 5500 Annual Return/Report of Employee Benefit Plan (Form 5500) as benefits that have been processed and approved for payment prior to year-end, but not yet paid as of that date. These amounts are not reported as benefits payable at year-end under U.S. GAAP, and thus are not reflected in the accompanying financial statements. Additionally, the accompanying financial statements present fully benefit-responsive contracts at contract value.

The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

CACI $MART Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of net assets available for benefits as of December 31, 2014 and 2013, as reported in the financial statements, to those as reported in the Form 5500 (in thousands):

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$1,203,493	$1,144,705
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,169	1,159
Less amounts allocated to withdrawing participants	—	—

Net assets available for benefits per the Form 5500	$1,204,662	$1,145,864

The following is a reconciliation of benefits paid to participants during the years ended December 31, 2014 and 2013, as reported in the financial statements, to those as reported in the Form 5500 (in thousands):

	2014	2013
Benefits paid to participants as reported in the financial statements	$150,404	$130,502
Add amounts allocated to withdrawing participants at end of year	—	—
Less amounts allocated to withdrawing participants at beginning of year	—	(2)

Benefits paid as reported in the Form 5500	$150,404	$130,500

CACI $MART Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the years ended December 31, 2014 and 2013, to the Form 5500 (in thousands):

	2014	2013
Net increase in net assets available for benefits per the financial statements	$58,788	$215,977
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of year	1,169	1,159
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of year	(1,159)	(3,290)
Less amounts allocated to withdrawing participants at end of year	—	—
Add amounts allocated to withdrawing participants at beginning of year	—	2

Net increase in assets available for benefits per the Form 5500	$58,798	$213,848

Supplemental Schedule

CACI $MART Plan

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

EIN #54-1345888—Plan Number 002

December 31, 2014

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value (in thousands)
PIMCO Total Return Institutional	Mutual Fund		$39,016
PIMCO Inflation Response Multi-Asset Fund	Mutual Fund		775
*T. Rowe Price Blue Chip Growth Trust T1	Common Trust		75,076
*T. Rowe Price Financial Services Fund	Mutual Fund		13,837
*T. Rowe Price Health Sciences Fund	Mutual Fund		74,421
*T. Rowe Price International Growth Equity Trust D	Common Trust		31,520
*T. Rowe Price Media & Telecommunication	Mutual Fund		41,889
*T. Rowe Price Retirement 2005 Active Trust B	Common Trust		5,315
*T. Rowe Price Retirement 2010 Active Trust B	Common Trust		20,983
*T. Rowe Price Retirement 2015 Active Trust B	Common Trust		44,623
*T. Rowe Price Retirement 2020 Active Trust B	Common Trust		72,160
*T. Rowe Price Retirement 2025 Active Trust B	Common Trust		82,749
*T. Rowe Price Retirement 2030 Active Trust B	Common Trust		97,593
*T. Rowe Price Retirement 2035 Active Trust B	Common Trust		68,061
*T. Rowe Price Retirement 2040 Active Trust B	Common Trust		78,258
*T. Rowe Price Retirement 2045 Active Trust B	Common Trust		51,417
*T. Rowe Price Retirement 2050 Active Trust B	Common Trust		22,696
*T. Rowe Price Retirement 2055 Active Trust B	Common Trust		5,550
*T. Rowe Price Retirement Balance Active Trust B	Common Trust		7,212
*T. Rowe Price Science & Technology Fund	Mutual Fund		19,274
*T. Rowe Price Small-Cap Core Equity Trust D	Common Trust		41,290
*T. Rowe Price Summit Cash Reserves Fund	Mutual Fund		19,351
*T. Rowe Price U.S. Value Fund Equity Trust D	Common Trust		27,965
Vanguard Institutional Index	Mutual Fund		44,276
Vanguard Mid-Cap Index, Institutional	Mutual Fund		47,965
Vanguard Small Cap Index, Institutional	Mutual Fund		9,548
Vanguard Total Bond Market Index, Institutional	Mutual Fund		9,297
Vanguard Total International Stock Index, Inst	Mutual Fund		7,235
*T. Rowe Price Stable Value Common Trust Fund	Stable Value Fund		80,615
*CACI International Inc	Common Stock		35,615
*Plan Participants	Participant loans (maturing 2015 to 2029 with interest rates of 4.25%-10.50%)		18,048
*Tradelink Investments (1)	Participant-Directed Brokerage Accounts		2,443

			$1,196,073

*	Represents a party-in-interest.
**	Historical cost information is not required to be presented, as all investments are participant-directed.
(1)	Certain investments in the Tradelink Investments account are issued by a party-in-interest to the plan.

Supplemental Schedule

CACI $MART Plan

Schedule H, Line 4j, Schedule of Reportable Transactions

EIN #54-1345888—Plan Number 002

December 31, 2014

in thousands

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Gain
*T. Rowe Price Retirement 2015 Active Trust A	Common Trust	$—	$54,274	$48,486	$54,274	$5,788
*T. Rowe Price Retirement 2015 Active Trust A	Common Trust	2,297	—	—	2,297	—
*T. Rowe Price Retirement 2020 Active Trust A	Common Trust	—	78,696	69,068	78,696	9,628
*T. Rowe Price Retirement 2020 Active Trust A	Common Trust	3,449	—	—	3,449	—
*T. Rowe Price Retirement 2020 Active Trust B	Common Trust	79,201	—	—	79,201	—
*T. Rowe Price Retirement 2020 Active Trust B	Common Trust	—	8,136	8,064	8,136	72
*T. Rowe Price Retirement 2025 Active Trust A	Common Trust	—	84,661	73,097	84,661	11,564
*T. Rowe Price Retirement 2025 Active Trust A	Common Trust	4,817	—	—	4,817	—
*T. Rowe Price Retirement 2025 Active Trust B	Common Trust	87,232	—	—	87,232	—
*T. Rowe Price Retirement 2025 Active Trust B	Common Trust	—	5,984	5,899	5,984	85
*T. Rowe Price Retirement 2030 Active Trust A	Common Trust	—	100,199	85,479	100,199	14,720
*T. Rowe Price Retirement 2030 Active Trust A	Common Trust	5,296	—	—	5,296	—
*T. Rowe Price Retirement 2030 Active Trust B	Common Trust	101,525	—	—	101,525	—
*T. Rowe Price Retirement 2030 Active Trust B	Common Trust	—	5,799	5,740	5,799	59
*T. Rowe Price Retirement 2035 Active Trust A	Common Trust	—	69,515	58,826	69,515	10,689
*T. Rowe Price Retirement 2035 Active Trust A	Common Trust	4,566	—	—	4,566	—
*T. Rowe Price Retirement 2035 Active Trust B	Common Trust	71,456	—	—	71,456	—
*T. Rowe Price Retirement 2035 Active Trust B	Common Trust	—	4,722	4,686	4,722	36
*T. Rowe Price Retirement 2040 Active Trust A	Common Trust	—	82,890	69,529	82,890	13,361
*T. Rowe Price Retirement 2040 Active Trust A	Common Trust	4,324	—	—	4,324	—
*T. Rowe Price Retirement 2040 Active Trust B	Common Trust	82,473	—	—	82,473	—
*T. Rowe Price Retirement 2040 Active Trust B	Common Trust	—	5,932	5,838	5,932	94
*T. Rowe Price Retirement 2045 Active Trust B	Common Trust	54,860	—	—	54,860	—
*T. Rowe Price Retirement 2045 Active Trust B	Common Trust	—	4,513	4,479	4,513	34

*	A reportable transaction is a single transaction or any series of transactions within the plan year in excess of 5% of the current value of the plan assets.

All of the transactions noted above are Category (iii) reportable transactions; Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets. There were no category (i), (ii), or (iv) reportable transactions during calendar year 2014.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 23, 2015	By:	/s/ Marjorie Bailey
Marjorie Bailey
Executive Vice President,
Human Resources